Exhibit 99.2

IFRS USD Press Release

Strong performance with broad based revenue growth in CC of 3.1% sequentially and 3.3% YoY

FY25 revenue guidance revised to 3.75%-4.50%; Margin guidance retained at 20%-22%

Bengaluru, India – October 17, 2024: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered broad based growth performance with $4,894 million in Q2 revenues, sequential growth of 3.1% and year on year growth of 3.3% in constant currency. Operating margin for Q2 was at 21.1%. Free cash flow for Q2 was at $839 million, growing 25.2% year on year. TCV of large deal wins was $2.4 billion, 41% being net new.

H1 revenues grew at 2.9% year over year in constant currency. Operating margin for H1 was at 21.1%.

“We had strong growth of 3.1% quarter-on-quarter in constant currency in Q2. The growth was broad based with good momentum in financial services. This stems from our strength in industry expertise, market leading capabilities in cloud with Cobalt and generative AI with Topaz, resulting in growing client preference to partner with us”, said Salil Parekh, CEO and MD. “Our large deals at $2.4 billion in Q2 reflect our differentiated position. I am grateful to our employees for their unwavering commitment to our client as we further strengthen our market leadership” he added.

Guidance for FY25:

•	Revenue growth of 3.75%-4.50% in constant currency
•	Operating margin of 20%-22%

Key highlights:

For quarter ended September 30, 2024	For the six months ended September 30, 2024

•        Revenues in CC terms grew by 3.3% YoY and 3.1% QoQ

•        Reported revenues at $4,894 million, growth of 3.7% YoY

•        Operating margin at 21.1%, decline of 0.1% YoY and flat QoQ

•        Basic EPS at $0.19, growth of 3.4% YoY

•        FCF at $839 million, growth of 25.2% YoY; FCF conversion at 107.8% of net profit

•        Revenues in CC terms grew by 2.9% YoY

•        Reported revenues at $9,608 million, growth of 2.9% YoY

•        Operating margin at 21.1%, growth of 0.1% YoY

•        Basic EPS at $0.37, growth of 4.4% YoY

•        FCF at $1,933 million, growth of 41.2% YoY; FCF conversion at 125.3% of net profit

“We continue to focus on accelerating revenue growth with a sharp focus on margin performance. Operating margins for the quarter was at 21.1%, driven by continued benefits from value-based pricing and utilization despite higher employee payouts. Our focus on cash generation resulted in another quarter of over 100% Free Cash Flow conversion to net profits” said Jayesh Sanghrajka, CFO. “The Board announced an interim dividend of 21 per share, 16.7% increase from last year” he added.

1. Client wins & Testimonials

•	Infosys announced that it has entered into a long-term collaboration with Metro Bank to enhance some of its IT and support functions, while digitally transforming the bank’s business operations. Daniel Frumkin, Metro Bank Chief Executive Officer, said, “This collaboration with a world class provider like Infosys builds on the solid foundations we have already laid, unleashing our true potential, and creating a sustainably profitable and scalable organization that is fit for the future. At the end of this transformation, we will be a very different business, but the true essence of Metro Bank will remain the same – a high-quality service organization putting customers centre-stage. Metro Bank expects to deliver £80m of annualized cost savings this year across multiple initiatives, as it progresses towards the target of reaching mid-to-high teen Return on Tangible Equity by 2027. Our vision for Metro Bank in 2025 and beyond, places our store network firmly at its heart, as we continue with our plans to open new stores and bring the Metro Bank experience to the north of England."

•	Infosys announced a strategic collaboration with Proximus to help unlock new business opportunities. Antonietta Mastroianni, Chief Digital & IT Officer at Proximus, said: “We are delighted to strengthen our long-standing collaboration with Infosys. By leveraging Infosys’ global reach and our expertise in CPaaS and DI Solutions, the collaboration will drive innovation and deliver superior customer experiences for our joint customers. We are confident that our mutual deep expertise and proven track record will be instrumental in this two-way partnership."

•	Infosys announced its collaboration with TDC Net to help them transform from a traditional infrastructure company to a leading customer-centric technology company. Campbell Fraser, CTIO, TDC Net said, "At TDC Net, we are committed to delivering exceptional value to our customers through a transformation in our IT landscape. Our collaboration with Infosys will enable us to leverage industry-standard processes and platform to create better customer experiences. Infosys' deep expertise in the telecommunications domain, coupled with their proven capabilities in driving end-to-end transformations, gives us confidence in achieving our goals. This collaboration represents a significant milestone in our journey towards becoming a fully digital and customer-centric technology company."

•	Infosys announced the extension of its existing collaboration with Posti to help it enhance customer experience and operational efficiency while continuing to innovate, scale, and grow its IT operations. Petteri Naulapää, CIO & SVP, ICT and Digitalization, Posti Group, said, “We are pleased to announce the renewal of our collaboration with Infosys for another seven years. By harnessing the power of AI through Infosys Topaz and cloud capabilities through Infosys Cobalt, we aim to create a more efficient and customer centric organization. The collaboration with Infosys will accelerate our digital transformation journey and help us deliver exceptional services, optimize our operations, and strengthen our position as a leading delivery and logistics provider.”

•	Infosys announced a strategic collaboration with Sally Beauty Holdings, Inc. (SBH) to drive enterprise-scale IT transformation and implement best practices in IT operations to bring efficiencies through the optimization of IT service delivery. Scott Lindblom, CIO, Sally Beauty, said "We are excited to be collaborating with Infosys as we take SBH into the future by modernizing our IT service delivery and meeting the goals set by our “Fuel for Growth” initiative. Embracing AI-amplified IT is a significant step forward for us in enabling us to, in turn, deliver exceptional experiences for our customers.”

•	Infosys announced a strategic collaboration with Polestar to create a base for Polestar’s development of in-car infotainment, Software and Electrical/ Electronics (SW&EE) engineering, user experience (UX), and cloud-powered digital services. Sven Bauer, Head of Software at Polestar, said, “Polestar is starting a new chapter in the company’s global setup with our partner Infosys in Bengaluru. We look forward to building automotive competence in the Polestar Tech Hub to support our growing vehicle portfolio and new model launches.”

•	Infosys announced a successful collaboration with the Life Insurance Corporation of India (LIC) to spearhead its digital transformation initiative called DIVE. Shri Siddhartha Mohanty, CEO & MD, LIC, said, “Our collaboration with Infosys marks a significant milestone in our digital transformation journey. It will not only enhance our operational capabilities, but also enable us to cater to our vast customer, agent and employee base with newer, more personalized experiences. We are committed to leveraging the latest technologies that Infosys has to offer, including Cloud and Enterprise AI, to drive innovation and improve our offerings.”

2. Recognitions

Brand

•	Recognized as India’s Best Workplaces™ for Women 2024: Top 50 (Large) for the fourth consecutive year by Great Place to Work® Institute
•	Recognized as India's Best Workplaces™ in Diversity, Equity, Inclusion & Belonging 2024: Top 25 by Great Place to Work® Institute
•	Recognized among 'Best Companies for Women in India (BCWI) study, 2024' by Avtar & Seramount, and among 'Best Companies - Hall of Fame' for having featured in the list, six editions in a row

•	Recognized as the ‘Champion of Inclusion’ in the Most Inclusive Companies Index 2024 by Avtar and Seramount for the fifth year

AI and Cloud Services

•	Positioned as a leader in 2024 Gartner Magic Quadrant for Public Cloud IT Transformation Services
•	Rated as a leader in End-to-End Cloud Infrastructure Management Services NEAT 2024 by NelsonHall
•	Recognized as a leader in Constellation Shortlist 2024: Artificial Intelligence and Machine Learning Best-of-Breed Platforms

•	Recognized as a leader in Constellation Shortlist 2024: AI-Driven Cognitive Applications

•	Recognized as a leader in Constellation Shortlist 2024: AI Services: Global
•	Recognized as a leader in Constellation Shortlist 2024: Public Cloud Transformation Services: Global

Key Digital Services

•	Recognized as a leader in Global In-house Center (GIC) Setup Capabilities in India - Provider PEAK Matrix® Assessment 2024 by Everest
•	Recognized as a leader in Digital Transformation Consulting Services PEAK Matrix® Assessment 2024 – North America by Everest

•	Recognized as a leader in Salesforce Services PEAK Matrix® Assessment 2024 by Everest

•	Recognized as a leader in Open Banking IT Services PEAK Matrix® Assessment 2024 by Everest

•	Recognized as a leader in Private Equity IT Services PEAK Matrix® Assessment 2024 by Everest

•	Recognized as leader in Life & Annuity (L&A) Insurance IT Services PEAK Matrix® Assessment 2024 by Everest

•	Recognized as a leader in Digital Commerce Services PEAK Matrix® Assessment 2024 by Everest

•	Recognized as a leader in Digital Workplace Services PEAK Matrix® Assessment 2024 – Europe by Everest

•	Recognized as a leader in Digital Workplace Services PEAK Matrix® Assessment 2024 – North America by Everest

•	Recognized as a leader in Focus on Appian - Low-code Application Development Services PEAK Matrix® Assessment 2024 by Everest

•	Recognized as a leader in Focus on OutSystems - Low-code Application Development Services PEAK Matrix® Assessment 2024 by Everest

•	Recognized as a leader in Focus on Microsoft Power Apps - Low-code Application Development Services PEAK Matrix® Assessment 2024 by Everest

•	Rated as a leader in IDC MarketScape: Asia/Pacific SAP Implementation Services 2024 Vendor Assessment

•	Positioned as a leader in HFS Horizons: The Best Service Providers for Core Banking Modernization

•	Rated as a leader Learning Platforms NEAT 2024 by NelsonHall

•	Recognized as a leader in Constellation Shortlist 2024: Metaverse Design and Services

•	Recognized as a leader in Constellation Shortlist 2024: Custom Software Development Services

•	Recognized as a leader in Constellation Shortlist 2024: Digital Transformation Services (DTX): Global

•	Recognized as a leader in Constellation Shortlist 2024: Customer Experience (CX) Operations Services: Global

•	Recognized as a leader in Constellation Shortlist 2024: Customer Experience (CX) Design & Execution Services: Global

•	Won the SAP LeanIX Growth Partner of the Year Award at the SAP Transformation Excellence Summit

•	Infosys BPM recognized as a Leader in the Lending Services PEAK Matrix® Assessment 2024 by Everest

•	Infosys BPM recognized as a leader in ISG Provider LensTM Global Financing & Accounting Outsourcing Services Study (P2P, O2C, R2R and FP&A)

•	Infosys BPM won the Avasant Digital Masters Award 2024 in the Business Process Transformation category

•	Infosys BPM ranked as Innovators in Avasant Digital Masters Business Process Transformation Radarview™
•	Infosys BPM won an award at NIQR Lean Six Sigma Case Study Contest 2024

Industry & Solutions

•	Rated as a leader in IDC FinTech 2024 Rankings

•	Infosys BPM recognized as a leader in the Finance & Accounting Outsourcing (FAO) PEAK Matrix® Assessment 2024 by Everest

•	Infosys Finacle positioned as a leader in the IDC MarketScape: Worldwide Cash Management Systems 2024 Vendor Assessment; Worldwide Integrated Bank Payment Systems 2024 Vendor Assessment; North America Digital Core Banking Platforms 2024 Vendor Assessment; Europe, Middle East, and Africa Digital Core Banking Platforms 2024 Vendor Assessment; Asia/Pacific Digital Core Banking Platforms 2024 Vendor Assessment

•	Infosys McCamish ranked as a leader in ISG Provider LensTM Insurance Platform Solutions study in North America

•	Infosys Finacle won Excellence in Corporate Digital Banking with Zand Bank at the Finnovex Awards Middle East 2024
•	Infosys Finacle won 2 industry awards at Finnovex Awards Southern Africa 2024: ‘Excellence in Customer Experience with Standard Bank’, ‘Excellence in Payment Solutions for Finacle Payments’

Read more about our Awards & Recognitions here.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 469 996 3516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	September 30, 2024	March 31, 2024
ASSETS
Current assets
Cash and cash equivalents	2,601	1,773
Current investments	887	1,548
Trade receivables	3,820	3,620
Unbilled revenue	1,559	1,531
Other current assets	1,817	2,250
Total current assets	10,684	10,722
Non-current assets
Property, plant and equipment and Right-of-use assets	2,284	2,323
Goodwill and other Intangible assets	1,604	1,042
Non-current investments	1,189	1,404
Unbilled revenue	255	213
Other non-current assets	912	819
Total non-current assets	6,244	5,801
Total assets	16,928	16,523
LIABILITIES AND EQUITY
Current liabilities
Trade payables	458	474
Unearned revenue	860	880
Employee benefit obligations	343	314
Other current liabilities and provisions	3,210	2,983
Total current liabilities	4,871	4,651
Non-current liabilities
Lease liabilities	756	767
Other non-current liabilities	463	500
Total non-current liabilities	1,219	1,267
Total liabilities	6,090	5,918
Total equity attributable to equity holders of the company	10,789	10,559
Non-controlling interests	49	46
Total equity	10,838	10,605
Total liabilities and equity	16,928	16,523

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended September 30, 2024	3 months ended September 30, 2023	6 months ended September 30, 2024	6 months ended September 30, 2023
Revenues	4,894	4,718	9,608	9,334
Cost of sales	3,400	3,271	6,659	6,481
Gross profit	1,494	1,447	2,949	2,853
Operating expenses:
Selling and marketing expenses	221	213	454	429
Administrative expenses	240	234	469	463
Total operating expenses	461	447	923	892
Operating profit	1,033	1,000	2,026	1,961
Other income, net (3)	72	60	160	117
Profit before income taxes	1,105	1,060	2,186	2,078
Income tax expense	327	309	644	603
Net profit (before minority interest)	778	751	1,542	1,475
Net profit (after minority interest)	777	751	1,540	1,475
Basic EPS ($)	0.19	0.18	0.37	0.36
Diluted EPS ($)	0.19	0.18	0.37	0.36

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and six months ended September 30, 2024, which have been taken on record at the Board meeting held on October 17, 2024.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com .
3.	Other income is net of Finance Cost
4.	As the quarter and six months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the six months ended figures reported in this statement.